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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2003


                             AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F        Form 40-F   X
                                -----            -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes         No   X
                            -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----


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                                 DOCUMENTS INDEX


DOCUMENTS DESCRIPTION

-------  -----------------------------------------------------  ---------
1.       Press Release of February 14, 2003: AEterna Receives
         Milestone Payment from Baxter

-------  -----------------------------------------------------  ---------


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                       [AETERNA LOGO]


                                                                 PRESS RELEASE
                                                         FOR IMMEDIATE RELEASE

                 AETERNA RECEIVES MILESTONE PAYMENT FROM BAXTER

QUEBEC CITY,  CANADA,  FEBRUARY 14, 2003 - AEterna  Laboratories Inc. (TSX:
AEL; NASDAQ: AELA) announced that Baxter Healthcare S.A. has made another payment in a series of milestone payments to its subsidiary Zentaris AG, for further assessment of the compound D-63153, an LHRH antagonist currently being assessed in a Phase II clinical trial for prostate cancer. The milestone is part of the ongoing agreement between the two companies.

The agreement provides Baxter with worldwide rights to this compound for all indications, while Baxter assumes 100% of all clinical development costs. Additional milestones are projected, based on successful development of the drug.

"We are very pleased with the development of this collaboration with Baxter. It is once again a recognition of the potential of our drug discovery platform," said Dr. Jurgen Engel, Chief Executive Officer at Zentaris as well as AEterna's Executive Vice President, Global Research and Development and Chief Operating Officer.

"This agreement is an additional example of the worldwide growth potential provided by our recent acquisition of Zentaris AG," concluded Gilles Gagnon, President and Chief Executive Officer at AEterna.

ABOUT D-63153

D-63153 is a peptide-based active substance presently in a Phase II clinical trial for prostate cancer. The development of this Luteinizing Hormone Releasing Hormone (LHRH) antagonist is aimed at the treatment of advanced prostate cancer. D-63153 has significant potential for development in both oncology and endocrinology.

ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from preclinical stage up to commercialization. AEterna has strategic worldwide partners such as Access Oncology, Ardana Bioscience, Baxter Healthcare S.A., Grupo Ferrer, Hainan Tianwang International Pharmaceutical, Mayne Group, Medac GmbH, Nippon Kayaku, Serono International S.A., Shionogi & Co., Ltd. and Solvay Pharmaceuticals B.V.

AEterna owns 100% of the biopharmaceutical company, Zentaris AG, based in Frankfurt, Germany.


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AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemical and pharmaceutical industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                  - 30 -


CANADA
MEDIA RELATIONS:                            INVESTOR RELATIONS:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                       Cell.: (514) 703-5654
Fax: (418) 577-7700                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

USA                                         EUROPE
THE INVESTOR RELATIONS GROUP                ZENTARIS AG
Lisa Lindberg                               Matthias Seeber
Tel.: (212) 825-3210                        Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                         Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                  E-mail: matthias.seeber@zentaris.de


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AETERNA LABORATORIES INC.


Date:  February 14, 2003                By:  /s/ Claude Vadboncoeur
------------------------                     ------------------------
                                             Claude Vadboncoeur
                                             Vice President, Legal Affairs and
                                             Corporate Secretary